REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. ANNOUNCES SILVERKNIFE

CLAIMS DISPUTE RESOLVED

For  Immediate  Release:  December  21,  2010,  Vancouver,  BC  –  Reg  Technologies  Inc.  (TSX

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  is  pleased  to  announce  that  the  Company  and

Rapitan  Resources  Inc.  ("Rapitan")  have  signed  an  agreement,  dated  December  16,  2010,

wherein  both  parties  confirm   that  there  are  no  further  disputes  regarding  ownership  of  the

Silverknife  Claims  1  &  2  ("the  Property").    Rapitan  has  sold  its  25%  interest  in  the  Silverknife property to  Minewest  Silver  and  Gold  Inc.,  which  is  the  subsidiary company  of  Reg  Technologies

Inc.

Minewest  Silver  and  Gold  Inc.  will  now  own  a  70%  working  interest  in  the  Silverknife  1  &  2,

subject to a 10% net smelter return.  Teryl Resources  Corp. will own a 10% net profit interest, and

a   30%   working   interest   that   is   subject   to   a   one   percent   (1%)   net   smelter   return.     Reg

Technologies  Inc.  is  retaining  a  5%  net  profit  interest  in  the  Property.  A  one  percent  (1%)  NSR  is payable to SMR in relation to the Silverknife Property.

ABOUT SILVERKNIFE 1 & 2

The  property  lies  on  the  northeastern  flank  of  the  Cassiar  Mountains.  The  terrain  of  the  area  is moderately  mountainous,  with  rounded  peaks  and  ridges  separated  by  broad  U-shaped  valleys.

Property  elevations  range  from  1,050  m  ASL  to  1,660  ASL.    Roughly  20%  of  the  property  is

above tree line, which is at approximately 1,450 m ASL.

The  Silverknife  Property  is  contiguous  to  Silvercorp’s  Silvertip  silver-lead-zinc  deposit  which  lies

less  than  one  (1)  km  from  the  Property  boundary.   Silvercorp  has  been  active  in  the  past  two  (2)

years   exploring   and   re-evaluating   the   Silvertip   Property   towards   the   initiation   of   mining

operations.   Recently,  Silvercorp  opened  up  a  50  man  camp  on  the  Silvertip  Property  and  has announced plans to apply for a Provincial Small Mine Permit for an underground mining operation with  a capacity of  under 75,000  tonnes  per  year  and  all  ancillary dewatering  and related  permits.

Exploration  diamond  drilling  from  10,000-20,000  meters  is  currently  underway  on  the  Silvertip

Property.

The  Silverknife  mineral  claims  have  been  held  continuously  since  they  were  staked  in  1983  and

are  held  in  trust  by  Reg  Technologies  Inc.   Through  a  series  of  Property  agreements,  Minewest

holds  a  70%  working  interest,  subject  to  a  10%  net  smelter  return,  in  the  Property.    Teryl

Resources  Corp.  holds  30%  working  interest,  and  a  10%  NPI  in  the  Property.   Reg  Technologies

Inc.  is  retaining  a  5%  net  profit  interest  in  the  Property.   A  one  percent  (1%)  NSR  is  payable  to

SMR in relation to the Silverknife Property.

The  Silverknife  property  was  worked  extensively  from  1984  through  1988  including  geochemical soil  sampling,  VLF-EM  surveys,  Induced  Polarization  surveys  and  diamond  drilling  (totaling  over

4,400  meters).   These  projects  located  geochemical  and  geophysical  anomalies  considered  high priority  exploration  targets  as  well  as  generated  drill  assay  results  from  trace  up  to  4.2  meters  of

29.3  oz/ton  silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).   Sphalerite,  galena  and

pyrite  within  these  mineralized  sections  are  associated  with  tan  coloured  siderite  which  has  been interpreted as associated with the higher grade intersections.

Qualified Person

Paul  Gray,  P.  Geo.,  Province  of  British  Columbia  Licensed  Geologist  No.  29833  of  Vancouver,

B.C.,  who  is  independent  of  the  Company  as  defined  in  NI43-101.    Paul  Gray  is  a  Qualified

Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities and  Exchange  Commission  (“SEC”),  and  has  verified  the  data  contained  in  this  news  release  for accuracy.

ABOUT REGI U.S., INC.  AND REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial vane type rotary engine known as the Rand Cam™/RadMax™ rotary technology used in the revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.  The

RadMax™  engine  has   only  two  unique  moving  parts,  the  vanes   (up  to  12)  and  the  rotor,

compared  to  the  40  moving  parts  in  a  simple  four-cylinder  piston  engine.    This  innovative  design

makes  it  possible  to  produce  up  to  24  continuous  power  impulses  per  one  rotation  that  is

vibration-free   and   extremely   quiet.

The   RadMax™   engine   also   has   multi-fuel   capabilities

allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,  hydrogen,  propane  and  diesel.

REGI  U.S.,  Inc.  and  its  parent  company,  Reg  Technologies  Inc.,  and  REGI  U.S.,  Inc.  have completed  the  design  phase  and  is  awaiting  funding  to  commence  the  fabrication  phase.  For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

"John Robertson"

John Robertson

President

Contacts:

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual results,  performance  or achievements could differ  materially from those  expressed  in,  or implied  by, these forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no

assurances can  be  given  that  any of  the  events  anticipated  by  the  forward-looking  statements will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of the  included  forward-looking  statements, whether  as  a result  of  new  information, future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.